Exhibit 99.2

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-25782, No. 33-78196, No. 333-05440, No. 333-06542, No. 333-08404, No. 333-09342, No. 333-11124, No. 333-12692, No. 333-127979, No. 333-154394, No. 333-169146 and No. 333-207878) of Orbotech Ltd. of our report dated June 9, 2016 relating to the financial statements of SPTS Technologies Group Limited, which appears in this Current Report on Form 6-K of Orbotech Ltd.

Tel Aviv, Israel	Kesselman & Kesselman
June 9, 2016	Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,
P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Kesselman & Kesselman is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity